Joseph R. Massaro
Vice Chairman, Business Operations and Chief Financial Officer

May 30, 2024

VIA EDGAR

Eiko Yaoita Pyles
Andrew Blume
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       Aptiv PLC
Form 10-K for the Year Ended December 31, 2023
Filed February 6, 2024
Form 8-K Furnished January 31, 2024
File No. 001-35346

Dear Staff:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filings of Aptiv PLC (“Aptiv” or the “Company”) made in your letter dated May 22, 2024. Set forth below are the Staff’s comments in italics, followed in each case by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, Revenue Recognition, page 71

1. We note within your response to comment 2 that you recognize upfront payments to customers without contractual volume guarantees as a reduction of revenue at the time of the commitment to make the payment. Please tell us in further detail how you determined such accounting treatment was more appropriate than recognizing the reduction of revenue as the related goods are transferred to customers. In doing so, ensure you explain the underlying economic reasons for the payments, your history of recovering the payments, including your history of renewals and average customer lives, whether the payments secure an exclusivity agreement with customers or provide other contractual assurances, whether the payments are expected to recur with the same customer, and whether the related supply contracts have specified lives.

5 Hanover Quay | Grand Canal | Dublin 2 | Ireland
Tel: 353.1.259.7206 E-mail: joseph.massaro@aptiv.com

As previously noted, there is a long-standing practice in the automotive supply industry for Original Equipment Manufacturers (“OEMs”) to seek to receive upfront cash payments from their suppliers in exchange for the award of long-term supply arrangements. In certain instances, Aptiv makes such one-time, upfront payments to its customers in connection with the award of future new business to us, which become payable upon the award of business by the OEM. These business awards are often made multiple years in advance of the start of production and the related receipt of customer purchase orders by Aptiv, and the OEM has the right to terminate these awards at their convenience prior to the start of, and at any point during, production.

Aptiv applies the guidance within ASC 606-10-32-25 to this form of consideration paid to our customers. In recent periods, the Company has been able to obtain contractual volume guarantees from the customer in many cases. Upfront payments made to customers without such a contractual volume guarantee have not been significant in recent periods. Nevertheless, for each upfront payment made to a customer we evaluate the nature of the payment, the rights and obligations of the parties and whether the payment meets the definition of an asset, in order to determine the appropriate accounting treatment for the upfront payment.

As described above, we generally make these up-front payments to customers well in advance of anticipated future purchases, when there is not yet a contract with the customer as defined by ASC 606. For production parts, customer contracts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. Although a customer program award letter outlines several aspects of a product program, including expected future volumes, the award letter itself is not legally binding and does not constitute a contract, and may be cancelled unilaterally by the OEM or modified substantially.

For upfront payments made to customers that do not contain a contractual volume guarantee, Aptiv has no further contractual right to the funds, and has no ability to recover the upfront payment from the customer in the event of a program cancellation, deferral or volume reduction. The payments do not secure an exclusivity agreement nor provide any other contractual assurances beyond the non-binding program award. Our automotive production parts are sold pursuant to customer purchase orders and production schedules issued to us, which generally do not have fixed contractual terms or specified lives, and are therefore not renewable. As there are a limited number of global OEMs, we have made payments to the same customers, but for different non-binding program awards.

Consequently, in instances where we do not have a contractual guarantee to recover the upfront payment, we generally do not believe it is appropriate to defer such payments until the future periods when the related goods are, or may be, transferred to the customer due to the substantial uncertainty generated as a result of the significant lapse of time between the non-binding program award and the start of production. As mentioned, we have no contractual right to recover the funds or to any contractual rights to any future economic benefit. The customer has the ability to cancel for their convenience, defer or reduce program volumes at any point prior to or during production. Due to the high degree of uncertainty as to our ultimate ability to realize an economic benefit in the case of each specific payment we generally do not believe it is appropriate to recognize an asset. This contrasts to payments made to customers for which we do obtain contractual volume guarantees, which do provide us with contractual rights to future economic benefits and to recovery of the upfront payment in the event of program cancellation, deferral or volume reduction.

Form 8-K Furnished January 31, 2024

Exhibit 99.1, page 1

2. We note your response to comment 7 indicates that net income attributable to Aptiv and the related margin are the most directly comparable GAAP measures to Adjusted Operating Income and Adjusted Operating Income margin. Please tell us how you determined operating income and operating income margin were not the most directly comparable GAAP measures.

We follow the Staff’s guidance on the presentation and reconciliation of Non-GAAP financial measures. With respect to Adjusted Operating Income and associated margin, we have heretofore reconciled this Non-GAAP financial measure to Net Income attributable to Aptiv. In making the determination to begin the reconciliation with Net Income attributable to Aptiv, we considered that there is not a common definition and usage of the measure “Operating Income” when presented in accordance with US GAAP. It is an optional sub-total that may be included in a registrant’s income statement presented in accordance with US GAAP. Furthermore, although we do not label or describe the measure as such, it is common for certain users of financial statements to refer to Operating Income as “EBIT” and to use our presentation of Adjusted Operating Income for comparison to financial measures presented by other registrants labeled as, or similar to, “EBIT” or “Adjusted EBIT”. We also present Adjusted EBITDA, an additional non-GAAP financial measure, in our earnings releases. In accordance with C&DI 103.02, we reconcile Adjusted EBITDA to Net income attributable to Aptiv. Therefore, in order to provide users of our financial information with the most comprehensive US GAAP information and a consistent method of reconciling non-GAAP financial measures, we have reconciled Adjusted Operating Income to Net Income attributable to Aptiv. In our quarterly earnings releases, we have historically provided that reconciliation in the form of the below, as excerpted from our Q4 2023 earnings release, which presents the reconciliation beginning with Net Income attributable to Aptiv, as well as Operating Income presented in accordance with US GAAP.

Consolidated Adjusted Operating Income
	Three Months Ended				Year Ended
	December 31,				December 31,
	2023		2022		2023		2022
	($ in millions)
	$	Margin	$	Margin	$	Margin	$	Margin
Net income attributable to Aptiv	$905		$249		$2,938		$594
Interest expense	71		62		285		219
Other (income) expense, net	(27)		10		(63)		54
Income tax (benefit) expense	(680)		25		(1,928)		121
Equity loss, net of tax	72		77		299		279
Net income (loss) attributable to noncontrolling interest	13		18		28		(3)
Net income (loss) attributable to redeemable noncontrolling interest	1		(1)		—		(1)
Operating income	355	7.2%	440	9.5%	1,559	7.8%	1,263	7.2%
Amortization	56		37		233		149
Restructuring	130		33		211		85
Other acquisition and portfolio project costs	35		13		80		26
Asset impairments	18		—		18		8
Other charges related to Ukraine/Russia conflict	—		—		—		54
Compensation expense related to acquisitions	6		—		26		—
Adjusted operating income	$600	12.2%	$523	11.3%	$2,127	10.6%	$1,585	9.1%

We appreciate the Staff’s time and attention on this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Joseph R. Massaro

Joseph R. Massaro
Vice Chairman, Business Operations and Chief Financial Officer

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